EZ COMMUNICATIONS, INC.
                 10800 MAIN STREET, P.O. BOX 10103
       FAIRFAX, VA 22030-8003 703/591-1000 FAX 703/934-1200



August 28, 1996



Mr. Geoffrey Armstrong
SFX Broadcasting, Inc.
600 Congress Avenue
Suite 1270
Austin, Texas  78701

Re: Asset Exchange of WSSS(FM), Charlotte, North Carolina for WTDR(FM), Stateville, North Carolina and Asset Purchase of WNKS(FM), Charlotte, North Carolina and WRFX(FM), Kannapolis, North Carolina

Dear Jeff:

This letter is intended to set forth the basic terms of a possible like-kind exchange within the meaning of Section 1031 of the Internal Revenue Code and the regulations thereunder and asset purchase (the "Subject Transaction") between EZ Communications, Inc., a Virginia corporation ("EZ"), present or future licensee and owner of substantially all of the assets that are used or useful in the operation of radio stations WSSS(FM) and WNKS(FM), Charlotte, North Carolina and WRFX(FM), Kannapolis, North Carolina (the "EZ Stations") and SFX Broadcasting, Inc. ("SFX"), a Delaware corporation, licensee and owner of substantially all of the assets that are used or useful in the operation of radio station WTDR(FM), Charlotte, North Carolina (the "SFX Station," and, with the EZ Stations the "Stations").

      1. Nature of the Subject Transaction. The Subject Transaction shall involve the transfer and delivery by EZ and SFX at Closing of all the tangible and intangible assets, both real and personal, used or useful in the operation of the EZ Stations and SFX Station, respectively, and related real property, but excluding cash, cash equivalents, and accounts receivable. The transfer and delivery of the assets comprising WNKS(FM) and WRFX(FM), Charlotte, North Carolina shall be excluded from the like-kind exchange described above, but shall be the subject of a separate asset purchase agreement pursuant to which SFX shall convey to EZ at Closing for such assets Sixty-Four Million Eight Hundred Thousand Dollars ($64,800,000) in immediately available funds (the "Asset Purchase Agreement"). As of this date, EZ has not been granted licenses by the Federal Communications Commission to operate radio stations WNKS(FM) and WRFX(FM) (the "Future EZ Stations"). In addition, EZ has not closed the transactions to purchase the Future EZ Stations.






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Mr. Geoffrey Armstrong
August 28, 1996
Page 2

Therefore, EZ agrees to transfer all the tangible and intangible assets, both real and personal, used or useful in the operation of the Future EZ Stations, and related property, but excluding cash, cash equivalents, and accounts receivable subject to an Asset Purchase Agreement and Asset Exchange Agreement between EZ and Evergreen Media Corporation with respect to WNKS(FM) and WRFX(FM) (collectively referred to as "Purchase & Exchange Agreements"). The assets of the Stations to be exchanged will be transferred free and clear of all liabilities, liens and encumbrances, including liabilities under financing agreements, except those specifically provided for under the Purchase & Exchange Agreements referred to above, if any.

      2. Working Capital Adjustments. Within sixty (60) days following the Closing Date, the parties shall establish a net working capital adjustment based on customary accounting principles, including, without limitation, the amount of the Stations' respective aggregate net trade balance at closing, if and to the extent such balance is negative and exceeds mutually agreed levels as to the EZ Stations and the SFX Station, respectively, and otherwise by the amount of any prorations for rent, utility payments, employee benefits (including vacation and sick leave), and other normal income and expense items related to the operation of the Stations. Income and expense of the Stations will be prorated as of 12:01 a.m., Eastern time, on the day of Closing.

      3. Accounts Receivable. The parties will use their best efforts to collect the accounts receivable of the Stations existing as of the Closing for a period of 90 days after the Closing. Prior to the fifteenth day after the end of the 90-day collection period, the parties will remit to the other all amounts collected with respect to those account receivable, and all records, or copies thereof, with respect to any accounts receivable.

      4. Definitive Agreements. The parties will undertake to negotiate a definitive Asset Exchange Agreement and Asset Purchase Agreement (together, the "Agreements"), setting forth the terms and conditions of the exchange, which will supersede all prior agreements, if any, between EZ and SFX. The parties may assign their rights and obligations under this letter of intent and the definitive Agreements to a wholly owned subsidiary, or to American Radio Systems Corporation in the case of EZ, provided however that each party shall remain liable to the other party for the satisfactory performance of such assignee's obligations under this letter of intent or the Agreements, as the case may be.

           a. Terms of the Agreements. The Agreements will contain provisions appropriate for a radio station asset exchange and purchase transaction, including appropriate representations, warranties, covenants (which, as to stations WNKS(FM) and WRFX(FM), shall be no greater than those granted by EZ's predecessor), and indemnification agreement, such as the following:








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Mr. Geoffrey Armstrong
August 28, 1996
Page 3

                i. FCC Approval. The exchange and sale of the Stations will be conditioned on the prior consent of the FCC as to EZ's acquisition of the SFX Station and SFX's acquisition of the EZ Stations, with the consent having become a Final Order (as that term is commonly understood) and the parties having complied with any statutory or regulatory requirements imposed or administered by the FCC, provided, however, that the Closing shall not occur prior to the close of the Purchase & Exchange Agreements between EZ and Evergreen Media Corporation.

                ii. Governmental Approvals. The exchange and sale of the Stations will also be conditioned on the prior consent and approval of any other Federal, state or local governmental agencies, the compliance by the parties with any statutory or regulatory requirements imposed or administered by any of those agencies and authorities, and the expiration of any applicable waiting periods. The Agreements shall provide that it shall be the primary responsibility of EZ, in the case of the EZ Stations, and SFX, in the case of the SFX Station, to obtain necessary regulatory consents, including, without limitation, making arrangements with third parties to insure regulatory compliance of the Subject Transaction within the respective markets.

                iii. Other Approvals. The exchange of the Stations will also be conditioned on the receipt of all material third-party consents without the imposition of any conditions that would be adverse to EZ or SFX. SFX and EZ will warrant in the Agreements that it will use its best efforts to obtain all material consents required under this paragraph prior to the Closing.

                iv. Assumption of Liabilities. At Closing EZ in the case of the SFX Station and SFX in the case of the EZ Stations will assume the obligations of ongoing agreements of the Stations to the extent that the obligations relate to the period after the Closing, and to the extent such obligations are disclosed in the Agreements or are entered into thereafter in the ordinary course of business. However, the parties will not assume any obligations arising under financing arrangements or under agreements entered into other than in the ordinary course of business.

                v. Conditional Nature of the WNKS/WRFX Agreement. The Asset Purchase Agreement shall provide that the closing under the Asset Exchange Agreement is a condition precedent to closing the Asset Purchase Agreement, but the closing of the Asset Purchase Agreement shall not be a condition to closing the Asset Exchange Agreement; provided, however, SFX shall have the option to terminate both the Asset Purchase Agreement and Asset Exchange Agreement if EZ is unable to close under either agreement.

                vi. Specific Performance. Agreements shall provide that either party shall be entitled to obtain specific performance of the other's obligation in the event such other party






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Mr. Geoffrey Armstrong
August 28, 1996
Page 4

wrongfully breaches its obligations to close the transaction pursuant to the terms of the Agreements.

                vii. Upset Date. The Asset Exchange Agreement will provide that either party, if not then in default, could terminate the agreement at any time after December 31, 1997.

           b. Delivery of Draft Agreements; Due Diligence. EZ is prepared to deliver a first draft of the Agreements to SFX within ten (10) days of the date that this letter is countersigned on behalf of SFX. The parties shall immediately have the opportunity to begin a thorough investigation and review of (i) the conditions of the technical facilities of the Stations, and (ii) the cash flow, assets and liabilities of the Stations as reflected in its books, financial records and material contracts. The satisfactory completion of such investigation and review and the approval of the Board of EZ Communications, Inc. and SFX shall be condition precedents to the execution and delivery of the Agreements.

           c. Execution of Asset Exchange Agreement; Filing of FCC Application. Unless otherwise mutually agreed, the parties shall use their best efforts to execute and deliver the Agreements within thirty days after the full execution and delivery of this letter, and to prepare and file an FCC Assignment Application with respect to the Stations' licenses within ten (10) days following such execution and delivery of the Agreements.

      5. Time Brokerage Agreement. EZ and SFX agree to mutually negotiate in good faith and enter into a Time Brokerage Agreement, which shall become effective as of September 15, 1996, pursuant to which EZ (or its assignee), in the case of the SFX Stations, and SFX, in the case of the EZ Stations, shall be entitled to program, promote and sell advertising time on such respective Stations to the fullest extent allowable by law. The parties agree that their respective fees provided for under the Time Brokerage Agreements, shall be equal and offsetting, subject to adjustment to reflect the projected 1996 monthly cash flow of the EZ Stations and SFX Station, respectively.

      6. Broker, Expenses of Transaction. EZ and SFX will share equally any transfer taxes, sales taxes, document stamps, or other charges levied by any governmental entity including FCC, FTC and other filing fees on account of the exchange and sale of the Stations. SFX and EZ hereby represent and warrant to the other that neither has retained any broker or agent in connection with the purchase or sale or exchange of the Stations other than Ed Dougan & Associates, whose fee shall be borne equally between SFX and EZ, provided that EZ's share of such fees shall not exceed Three Hundred Twenty Four Thousand Dollars ($324,000).

      7. Exclusive Negotiations. During the period of negotiation of the Agreements, the parties hereby agree, in consideration of expenses to be incurred in pursuing exchange of the Stations, that they will not discuss or negotiate with any other possible party, or entertain or consider






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Mr. Geoffrey Armstrong
August 28, 1996
Page 5

any inquiries or proposals relating to, the possible disposition of the Stations or of any material portion thereof.

      8. Operations in Ordinary Course. Except to the extent provided for otherwise in the respective Time Brokerage Agreement, the parties hereby agree that they will operate their respective Stations only in the ordinary course of business, including, without limitation, using its reasonable best efforts to maintain all existing individual employment agreements and arrangements, and to maintain levels of marketing and promotion efforts and expenditures in the period prior to Closing at levels no less than those currently budgeted in 1996 business plans.

      9. Confidentiality. During the course of negotiation of the Agreements, the parties will continue to discuss and obtain information regarding the Stations. The parties and their affiliates and agents agree to maintain in confidence all such information and any other information obtained from the other, whether written or oral. Subject to the requirements of law, EZ and SFX shall keep confidential their negotiations regarding, and any definitive agreement reached for, the exchange of the Stations. Upon request, the parties will return all written information obtained from the other, any written record of all oral information obtained from the other and all copies thereof, including any corporate data files with respect thereto. Subject to applicable FCC and other legal requirements, no public announcement regarding this letter of intent or the underlying transaction shall be made without the express written approval of both EZ and SFX, which shall not be unreasonably withheld and with the understanding that the parties desire to issue public announcements of the contemplated transactions on Thursday, August 29, 1996.

If the foregoing is acceptable, please countersign below to confirm your intent to proceed with negotiations consistent with the terms of this letter no later than three (3) business days following its receipt. By so doing, the parties (i) agree to be bound by the terms set forth herein, which represent the essential terms of the Subject Transaction, and agree to negotiate in good faith such supplemental terms as are customary in similar transactions, and
(ii) represent and warrant to each






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Mr. Geoffrey Armstrong
August 28, 1996
Page 6
other that said negotiation, execution, delivery and performance of the Agreements substantially as described above would not violate, conflict with, or result in the breach of terms of any agreement, written or oral, or by which the parties or any of their property is bound.

Very truly yours,

EZ COMMUNICATIONS, INC.



By: /s/ Alan Box
   ---------------------------
      Alan Box, President


ACCEPTED:

SFX BROADCASTING, INC.


By: /s/ D. Geoffrey Armstrong
   ---------------------------------------------
      Its: Executive Vice President, CFO and COO
          --------------------------------------
      Date: August 28, 1996
           -------------------------------------

      In acknowledgment that EZ and American Radio Systems Corporation ("ARS") have entered into an Agreement and Plan of Merger dated August 5, 1996, ARS hereby acknowledges receipt of notice of the Subject Transaction and consents to the terms herein.

AMERICAN RADIO SYSTEMS
  CORPORATION


By: /s/ Steve Dodge
   --------------------------------